U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                      ---------------------
                           FORM 10-SB
                      ---------------------


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                      SMALL BUSINESS ISSUERS
                      Under Section 12(g) of
                The Securities Exchange Act of 1934
                      ---------------------

                  SIERRA INTERNATIONAL GROUP, INC.
         (Name of Small Business Issuer in its charter)


              Delaware                           95-4637769
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)



       Kaerntnerring 5-7 TOP 4D
         Vienna, Austria                            1010__
(Address of principal executive offices)          (Zip code)

Issuer's telephone number: 011-43-1-513 2148


Securities to be registered pursuant to Section 12(b) of the Act:

                              none

Securities to be registered pursuant to Section 12(g) of the Act:

                       $.001 Common Stock
                        (Title of Class)




                                1





                       TABLE OF CONTENTS
                                                          Page
PART I

Item 1.   Description of Business . . . . . . . . . . . . .   3

Item 2.   Plan of Operation . . . . . . . . . . . . . . . .   7

Item 3.   Description of Property. . . . . . . . . . . . . .  9

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management . . . . . . . . 10

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . 11

Item 6.   Executive Compensation . . . . . . . . . . . . . . 15

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . . 16

Item 8.   Description of Securities. . . . . . . . . . . . . 18

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . . 19

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . 22

Item 3.   Changes in and Disagreements with Accountants. . . 22

Item 4.   Recent Sales of Unregistered Securities. . . . . . 22

Item 5.   Indemnification of Directors and Officers. . . . . 24

PART F/S

          Financial Statements . . . . . . . . . . . . . . . 25

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . 26

          Signatures. . . . . . . . . . . . . . . . . . . .  27

          Certifications pursuant to the Sarbanes-Oxley
          Act of 2002 . . . . . . . . . .. . . . . . . . . . 28


                                2


                             PART I



Item 1.   Description of Business

          Sierra International Group, Inc. (Athe Company@), was incorporated on September 21, 1987 (under the name AIdea Development International, Inc.@) under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware. In 1988, the Company caused to be filed with the Securities and Exchange Commission a Form S-18 Registration Statement under the Securities Act of 1933, as amended. The Registration Statement did not go effective. Accordingly, until such time as the Company entered into the Plan and Agreement of Reorganization with McCallan Oil & Gas GesmbH and McCallan Oil & Gas(UK) Ltd., the Company had been in the developmental stage and had no operations, other than issuing shares to its original shareholders pursuant to its business concept. On October 4, 1999, the Company changed its then name of Sierra Idea Development International, Inc. to Sierra International Group, Inc. The term the "Company" includes the Company and each of its subsidiaries, unless the context indicates to the contrary.

          On July 30, 1999, McCallan Oil & Gas GesmbH and McCallan Oil & Gas(UK) Ltd.,(collectively "McCallan Oil & Gas") entered into a Plan and Agreement of Reorganization with the Company whereby the Company was acquired. Under the terms of the agreement, on July 30, 1999 the shareholders of McCallan Oil & Gas GesmbH and McCallan Oil & Gas(UK) Ltd., exchanged all of the authorized capital stock issued and outstanding for 6,300,000 shares of the Company's common stock. The Company had no assets, liabilities or operations and had 5,000,000 common shares outstanding at the date of the agreement. The agreement has been accounted for as the reorganization of McCallan Oil and Gas with the issuance of 5,000,000 common shares to the Company shareholders.

          McCallan Oil & Gas GesmbH was organized as an Austrian limited liability company on April 24, 1997 by McCallan Oil & Gas Ltd. for the purpose of investing in oil and gas property interests, other property interests and production of oil and gas and other mineral interests. McCallan Oil & Gas Ltd. also organized McCallan Oil & Gas (UK) Limited on November 10, 1998 for the same purposes.

                                3


          Since its inception on April 24, 1997, McCallan Oil & Gas has acquired certain oil and gas interests in Slovakia and sold 51% of its interest thereof to EuroGas, Inc., a related party, invested in coal-bed methane gas property in South Wales and has purchased a preferred stock interest in Intergold Corporation, a Nevada corporation. McCallan Oil & Gas's operations to date have been limited to the evaluation, acquisition, and disposition of said property interests. During December 1999, a dissolution agreement was reached related to the South Wales property whereby the interest reverted back to Slovgold GesmbH, the original owner. Pursuant to the dissolution agreement, the Company has recorded a note receivable of $796,278 from Slovgold GesmbH for costs incurred up to the dissolution agreement related to the South Wales property.

          On November 13, 1998, the Company entered into a Confidentiality and Secrecy Agreement with Envigeo s.r.o. ("Envigeo") whereby Envigeo represented that it held certain concession rights for the exploration of hydrocarbon products in the Sabinov area of the Paleogene Basin in the Slovak Republic. The parties entered into a joint venture agreement under which Envigeo Trade s.r.o., ("Envigeo Trade") a Slovak company, was organized. Envigeo transferred its interest in the property to Envigeo Trade in exchange for a 10% carried interest in Envigeo Trade. In exchange for the Company's commitment to provide further funding for the exploration and development phases of the property, the Company received a 90% working interest in Envigeo Trade. Envigeo was designated the operator of the joint venture. The Company held a majority of the seats on the Envigeo trade advisory board. The Company was granted the right to assign its rights to EuroGas, Inc., a third party actively involved in the natural resources business. On December 1, 1999, a dissolution agreement was entered into between the parties wherein the rights (and corresponding obligations) were revested in Envigeo. As part of the dissolution agreements, the Company recorded a note receivable in the sum of $796,282 from Slovgold GesmbH for costs incurred. As at June 30, 2002, the balance due under the note receivable, after adjustments, is the sum of $469,661 (see Item 7 Certain Relationships and Related Transactions).

          During September 1998, the Company invested $750,000 in Intergold Corporation Series A Preferred Units. As a result, the Company received 1,500,000 Series A preferred convertible shares and 1,500,000 common stock purchase warrants. The series A shares are convertible into common shares anytime through July 31, 2001 at $0.25 per share and the warrants are exercisable anytime through July 31, 2001 at $0.25 per share. The preferred shares are restricted and are convertible into restricted shares. The investment in the shares was considered non-marketable and was carried at cost. The
Company, predicated upon the market value of the common stock, recognized an impairment charge of $674,140 and $75,860 during 1999 and 1998, respectively.


                                4

          The Company received 50,000 shares of EuroGas, Inc.'s common stock as full satisfaction of a receivable from Heinz Worz, a former employee. The shares had been recorded at market value, subject to the Company's recognition of impairment of value for other-than-temporary declines in the value of the shares.

          All oil and gas property interests are presently in the exploration stage and no production has been obtained. The Company intends to make additional acquisitions of rights in oil and gas properties and to enter into agreements with others for the expiration, development, production, marketing and other expansion efforts for its oil and gas properties.

Intense Competition in the Oil and Gas Industry

          The oil and gas industry is highly competitive. Most of the Company=s current and potential competitors have far greater financial resources and a greater number of experienced and trained managerial and technical personnel than we do. We can provide no assurance that it will be able to compete with, or enter into cooperative relationships with, any such firms.

Environmental Regulations

          The Company's operations are subject to environmental laws and regulations in the various countries in which they are conducted. Such laws and regulations frequently require completion of a costly environmental impact assessment and government review process prior to commencing exploratory and/or development activities. In addition, such environmental laws and regulations may restrict, prohibit, or impose significant liability in connection with spills, releases, or emissions of various substances produced in association with fuel exploration and development.

          The Company believes that it is currently in material compliance with applicable laws and regulations. However, the Company can provide no assurance of such compliance or that applicable regulations or administrative policies or practices will not be changed by the various governmental entities. The cost of compliance with current laws and regulations or changes in environmental laws and regulations could require significant expenditures. Moreover, if the Company breaches any governing laws or regulations, the Company may be compelled to pay significant fines, penalties, or other payments. Costs associated with environmental compliance or noncompliance may have a material adverse impact on the Company's financial condition or results of operations in the future.


                                5

Political, Socio-economic, and Other Location-Related Risks

          The Company's operations in Slovakia carry with them certain risks in addition to the risks normally associated with the exploration for, and development of, natural gas and other fuels. Although recent political and socio-economic trends in these countries have been toward the development of market economies that encourage foreign investment, the risks of political instability, a change of government, unilateral renegotiation of concessions or contracts, nationalization, foreign exchange restrictions, and other uncertainties must be taken into account when operating in these areas of the world. The terms of the agreements governing our projects are subject to administration by the various governments and are, therefore, subject to changes in the government itself, changes in government personnel, the development of new administrative policies or practices, the adoption of new laws, and many other factors.

          Moreover, the Company will be required to obtain licenses and permits on an ongoing basis in connection with the drilling of wells, the construction of transportation facilities and pipelines, the marketing of any fuel that may be produced, and financial transactions necessary for all of the foregoing. The rules, regulations, and laws governing all such matters are subject to change by the various governmental agencies involved. The Company can provide no assurance that the laws, regulations, and policies applicable to our interests in various countries in which our projects are located will not be radically and adversely altered at some future date.

          Slovakia was until recently part of Czechoslovakia. On January 1, 1993, the Czech Republic and Slovak Republic ("Slovakia") emerged as separate independent nations. Slovakia is bounded on the north by Poland and the Czech Republic, on the east by Ukraine, on the south by Hungary, and on the west by Austria. Slovakia has an area of approximately 19,000 square miles and a population of approximately 5.5 million people. Slovakia has not been as quick to adopt free market reforms as Poland and the Czech Republic and the former communist party, Party of the Democratic Left, remains a major political force. Slovakia is a member of the International Monetary Fund and the European Bank for Reconstruction and Development and an associate member of the European Union. Bratislava is the capital of Slovakia and its largest city.


                                6


            The main economic segments of Slovakia are agriculture and manufacturing. Various foreign companies have located manufacturing plants in Slovakia, taking advantage of skilled, cheap professionals and other labor, as well as the close proximity to "Western" Europe. A prime example of this is Germany's largest automotive manufacturer, Volkswagen A.G., which has located manufacturing facilities in Slovakia. Energy in Slovakia is primarily provided by massive gas and oil imports from countries formerly a part of the Soviet Union. Domestic production of oil and gas cover only a small percentage of Slovakia's energy needs.

Future Licenses

          In general, the Company has the right to conduct exploration on all concessions or fields in which it has an interest. However, in order to drill for, recover, transport or sell any gas or other hydrocarbons, the Company will generally be required to obtain additional licenses and permits and enter into agreements with various land owners and/or government authorities. The issuance of most such permits and licenses will be contingent upon the consent of national and local governments having jurisdiction over the production area. Moreover, even if obtained, such licenses, permits, and agreements will generally contain numerous restrictions and require payment by the Company of a development/exploration fee, typically based on the market value of the economically recoverable reserves. The amount of any such fee and other terms of any such license, permit, or agreement will affect the commercial viability of any extraction project. The Company can provide no assurance that it will be able to obtain the necessary licenses, permits, and agreements. Even if the Company does obtain such items, the associated costs, delays and restrictions may significantly affect the Company=s ability to develop the affected project.


Item 2.   Plan of Operation

          All oil and gas property interests are presently in the exploration stage and no production has been obtained. The Company intends to make additional acquisitions of rights in oil and gas properties and to enter into agreements with others for the exploration, development, production, marketing and other expansion efforts for its oil and gas properties.

          The Company has interests in unproved oil and gas properties located in Slovakia. A determination was not made, nor has a determination been subsequently made, regarding the extent of any potential oil and gas reserves relating to the Company's interests in these unproved properties. The capitalized costs of the unproved properties are periodically assessed and adjusted, for financial reporting purposes, for impairment.


                                7

          The Company has acquired interests in potential oil and gas projects in proven areas that are in the very early stages of exploration based on management's belief that these projects have sufficient potential for reserves to justify the acquisition and exploration costs. However, none of these projects have been sufficiently developed to establish the existence of significant recoverable hydrocarbons, and the Company does not currently have production or established reserves. The value of the interests held by the Company is entirely dependent on the successful completion of its exploratory activities, of which no assurance can be given.

          The Company's activities carry with them certain risks in addition to the risks normally associated with the exploration and development of hydrocarbons. The Slovak Republic is in the process of developing capitalistic economies, therefore, many of the laws, regulations and practices with respect to the exploration and development of hydrocarbons have not been time tested or yet adopted. The government has announced attempts to provide opportunities for foreign investment which has been one of the factors encouraging the Company's attention to oil and gas development in the Slovak Republic. Additionally, state agencies and national companies with which the Company now deals have demonstrated a significant degree of stability and reliability. Nonetheless, there remains a risk that any change in the Slovak Republic government, government personnel, or the development of new policies and practices may adversely affect the Company's holdings at some future date.

          Furthermore, the Company's concessions and licenses are often subject, either explicitly or implicitly, to ongoing review by governmental ministries. In the event that the Slovak Republic elects to change such mining laws, it is possible that the government might seek to annul or amend the governing agreements in a manner unfavorable to the Company or impose additional taxes or other duties on the activities of the Company. As a result of the potential for political risks in the Slovak Republic, it remains possible that the governments might seek to nationalize or otherwise cause the interest of the Company in the various concessions and licenses to be forfeited.

          The Slovak Republic has, and continues to adopt, laws governing environmental concerns and the Company's drilling and exploration activities are required to be conducted in accordance with these laws. While these laws are not usually as fully developed and detailed as similar laws that exist in the United States, the Company is required to conduct its operations in compliance with such laws and must prepare and submit to the appropriate agency various


                                8

operational plans, including a discussion of environmental matters, which must be approved before the Company can proceed.

Competition

          In seeking to explore for, develop, and produce oil and gas, the Company competes with some of the largest corporations in the world, in addition to many smaller entities involved in this area. Many of the entities that the Company competes with have access to far greater financial and managerial resources than the Company. As a result of the exclusive nature of the concessions held by the Company, to the extent that it is able to successfully explore for, develop, and produce hydrocarbon resources, the Company will be able to exclude any competitor from production of the resources located on the concessions, but it cannot exclude competitors from providing natural gas or other energy sources at prices or on terms that purchasers deem more beneficial.



Item 3.   Description of Property

          The Company currently has an interest in one oil and gas property known as Prieskumne Uzemie Medzilaborce or Envigeo,(hereinafter "PUM") The Company, through its wholly owned subsidiary McCallan GesmbH (Austria) owns a 39% working interest in EnviGeo Trade s.r.o., a private Slovakian Company. EnviGeo owns three oil and gas exploration licenses totaling 2478.9 square km oil and gas exploration license known as the PUM located in northeastern Slovakia. A 'Geological Overview and Petroleum Prospect Evaluation' of the concession area has been completed by Geomega Ltd. of Hungary (Dr. Ferenc Horvath, Project Coordinator and Associates). Based on the available geological data from Slovakia and some relevant information from the neighboring Polish Carpathians, Geomega concluded that very good hydrocarbon prospects exist in the concession block.

          The Company owns, through its wholly owned subsidiary McCallan Oil & Gas Gesmbh, a 10% carried interest in Maseva s.r.o. Maseva controlled a 209,950-acre Kralovsky Chlmec oil and gas concession area in eastern Slovakia. This concession is adjacent to the Trebisov area where five commercially viable wells were drilled by others in 1996 and 1997. The concession is also bordered on the east by the Ptruksa Gas Field, where production from one of the wells has been as high as 42 million cubic feet per day. Exploration work consisting of a survey to map anomalous concentrations of gas in surface soil samples to define areas for new seismic surveys had been completed. The Company and its partner,


                                9

Belmont  Resources  Ltd.,   had planned to conduct a three  dimensional  seismic
survey. In August 2002, the Company's partner did not pay the required concession payment and the Company currently believes that all rights in Maseva s.r.o may have terminated. The Company has not made any determination as to it rights to proceed to regain the concession or its rights, if any, against its partner.


Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          (a) The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                                     Number of        Percentage
     Name of Shareholder             Shares           Ownership
     -------------------          --------------     -----------


     Slovgold GesmbH                   520,000           5.49%*
     Gotte Financial Ltd.            1,264,000          11.19%
     Oxbridge Ltd.                   1,085,000           9.60%
     Wolfgang Rauball                  465,000           4.12%*
     Sonanini Holdings               1,147,000          10.15%*
     Terra Mia Srl.                    744,000           6.58%

* Wolfgang Rauball is the controlling shareholder in each of Sonanini Holdings and Slovgold GesmbH.; accordingly, directly or indirectly, Mr. Rauball owns or controls 19.76% of the issued and outstanding Common Stock of the Company.


    (b) The following table sets forth ownership for each class of equity securities of the Company owned beneficially and of record by all officers and directors of the Company.
    (c)
Name                Position                       Number      Percentage
--------------------------------------------------------------------------
Hans D. Dietmann    President, Chief Executive     100,000        .02%
                    Officer and Director

Hank Blankenstein   Vice President, Finance,        50,000        .01%
                    Treasurer and Director

Roger Agyagos       Secretary and Director          10,500          -



                                10


Item 5.   Directors, Executive Officers, Promoters and Control Persons.

          The directors and officers of the Company are as follows:

     Name                        Age             Position
     ----                        ---             --------
     Hans D. Dietmann            66         President and Director

     Hank Blankenstein           60         Vice President, Finance,
                                            Treasurer- Chief
                                            Financial Officer and
                                            Director

     Roger Agyagos               30         Secretary and Director

          The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of the Company.

Resumes

Hans D. Dietmann

           Mr. Dietmann has over 45 years of experience in various levels of accounting and company management. He started his accounting career in 1954 in Germany. From 1958 until 1970, he worked in various accounting capacities with the Canada Trust Company and Canada Permanent Trust Company in Vancouver B.C. Canada. Since 1970, Mr. Dietmann was a self employed management consultant for Canadian public companies. From 1988 until 1998, Mr. Dietmann resided in Cologne Germany. Since 1998 Mr. Dietmann resided in Barcelona Spain and acted as the managing Director of Oxbridge, Ltd. Since 2000 Mr. Dietmann has served as the managing Director of EuroGas (UK) Ltd. London England, a wholly-owned subsidiary of EuroGas Inc., a Utah corporation. Since October 2002, he has served as the President, Chief Executive Officer and Director of the Company and as the managing Director of the Company's wholly-owned subsidiary McCallan Oil & Gas GesmbH.

                                11

Hank Blankenstein

          Mr. Blankenstein has had over 30 years of experience in various levels of management positions. He served as an administrative and financial officer for American Micro Systems and National Semiconductor, several large semiconductor operations, from 1973 to 1985. Prior to that, he served in a number of operational positions for high-tech industry companies, having engineering production supervising responsibilities, in charge of a 400-person division. He has been involved in several high tech start-up situations, serving in senior management positions. From November 1995 until February 2000, and from April 2002 to the present, Mr. Blankenstein served as a director and Chief Financial Officer of EuroGas, a Utah corporation. He holds a Bachelor of Science degree in Finance and Banking from Brigham Young University that was awarded in 1966. Since 1999, he has served as the Vice President, Chief Financial Officer (Treasurer) and Director of the Company.

Roger Agyagos

           Mr. Agyagos has over 10 years experience in business management systems and accounting. From 1995 to the present, he has been providing management services and accounting services to Ostrov Resources Ltd., a consulting company for private and public companies. From 1998 he has served as an officer and director of Monotro Resources, Inc., a public company. He holds a diploma from British Colombia Institute of Technology. Since June 2002, he has served as the Secretary of the Company.


                                12

Promoters and Control Persons

          Except for Wolfgang Rauball who owns 465,000 shares of the Common Stock of the Company (4.12%) and controls an additional 10.15% held by Sonanini Holdings and an addition 6.58% held by Slovgold GesmbH. (a total of 19.76%) there are no control persons or promoters of the Company, as that term is defined under the Securities Exchange Act of 1934, as amended.

          Wolfgang Rauball, has been a key figure in arranging various investment and financing transactions with individuals with whom he has previous business and personal relationships and has directly loaned some of his own funds to the Company.(See Item 7 "Certain Relationships and Related Transactions.")

           While there is no formal agreement between Mr. Rauball and other debt and equity holders of Company, the practical result of the relationships is to vest significant control of the Company in Mr. Rauball.

Conflicts of Interest

          Members of the Company's management are associated with other firms, including EuroGas, Inc., involved in a range of business activities substantially similar to that of the Company. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

          The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies that may be engaged in additional business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

                                13


          The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Independent Directors.

          The Company has no independent directors. The Company does intend to secure independent directors; however, at such time as it is financially able to attract independent directors and the Company is able to meet the cost of insuring each director, the Company will not, in all likelihood, be able to have a board containing independent directors.

          Subject to the Company attracting independent directors and providing insurance for each director, so long as the Company has an outstanding class of securities registered under the Securities Exchange Act of 1934, as amended, and the outstanding securities are held of record by 100 or more persons of record, after the annual meeting in 2003, the Company contemplates having not less than one independent director and after the annual meeting in 2004, the Company contemplates having a majority of independent directors.

Audit Committee and Other Committees.

          As of August 31, 2002, the Company's board of directors had not established a separate audit committee. Further, the Company had not intended, in all likelihood, to establish any independent audit committee until such time as it had reached the qualitative standards for the Bulletin Board Exchange, which will be phased in during calendar year 2003 and will replace the OTC Bulletin Board, which is operated by the NASDAQ Stock Market, Inc. which will be phased out in 2003. The Bulletin Board Exchange will be a listed market place, with qualitative listing standards but with no minimum share price, income, or asset requirements. The system has been designed to provide market participants and customers with increased speed and reliability to transactions, as well as to improve the overall transparency of the market place. In general, the Bulletin Board Exchange will have minimum requirements of 100 round-lot shareholders and 200,000 shares in public float and will have other certain minimum corporate governance standards to those presently existing for the NASDAQ National Market and small cap markets, with an adjustment to certain of the requirements cognizant of the difficulty that small companies, such as ours, may have in meeting those governance standards.

          Our new bylaws, adopted on October 1, 2002, provides that the Company have an independent audit committee, a majority of which members cannot be comprised of non independent directors so long as we have a class of securities registered under the Securities Exchange Act of 1934. As of the date hereof, the Company has not implemented this bylaw requirement.


                                14


          The Company recognizes that an audit committee, when established, will play a critical role in its financial reporting system by overseeing and monitoring managements and the independent auditors participation in the financial reporting process. The audit committee will adopt its own charter.

          Until such time as an audit committee has been established, the board of directors will continue to undertake those tasks normally associated with an audit committee to include, but not by way of limitation, the (i) review and discussion of the audited financial statements with management, and (ii) discussions with the independent auditors the matters required to be discussed by the Statement On Auditing Standards No. 61, as may be modified or supplemented.

          The auditor is subject to peer review consistent with the American Institute of Certified Public Accountants (AICPA) procedures.

          In addition, the Company does not have any compensation or executive or similar committees.


Item 6.   Executive Compensation.

          The following table sets forth cash compensation which was paid by the Company for services rendered to the Company. During fiscal years ended 2000 and 2001, the following payments were made:

                                                         Remuneration
Name                Position                           2000        2001
----------------------------------------------------------------------------

Hans D. Dietmann    President, Chief Executive         none        none
                    Officer and Director

Ted Budden          Former President and               none        none
                    Director (resigned on
                    October 18, 2002)

Hank Blankenstein   Vice President, Finance,           none        none
                    Treasurer and Director

Roger Agyagos       Secretary  and  Director           none        none


                                15


          No compensation is payable to directors of the Company in connection with attendance at board meetings, except as to such directors who also serve as officers of the Company in capacities other than directors and/or officers. At this time, no other compensation has been scheduled for any other member of the Board of Directors of officers of the Company.

          Future compensation of officers will be determined by the Board of Directors based upon financial condition and performance of the Company, the financial requirements of the Company, and upon individual performance of each officer. The Board of Directors intends to insure that the salaries paid to the Company's officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of the individual officers.

          No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.



Item 7.   Certain Relationships and Related Transactions.

          On June 6, 1998, Gotte Financial Consultants, Ltd., a shareholder of the Company paid $120,000 to Envigeo on behalf of the Company which was for payment to the Slovak government to retain and hold the property interests. Under the successful efforts method of accounting, the cost to hold unproven properties has been accounted for as exploration costs and expensed as incurred.

          On June 9, 1998, Slovgold GesmbH, an Austrian company and a shareholder of the Company transferred to the Company all of its rights and obligation relating to drilling and development agreements for petroleum interests in certain properties in Wales, United Kingdom with U.K. Gas Limited. The Company thereby agreed to fund certain drilling and completion obligations in order to earn a 75% working interest during the payout period and 55% working interest after the payout period. The Company acknowledged and agreed that it would drill five wells at selective sites on the licensed area. The transferred interest in the property was accounted for at the historical cost to Slovgold GesmbH. Certain amounts were paid by Slovgold GesmbH and other entities. Sonanini Holdings Ltd., is a company owned by Wolfgang Rauball; both Sonanini Holdings, Ltd. and Wolfgang Rauball are shareholders of the Company. The Company has recorded said amounts as capital contributions to the Company during 1998 and 1999.

                                16


          During 1999, the Company executed a note receivable with Slovgold GesmbH (a company owned by Wolfgang Rauball) in the amount of $796,278 as the result of a dissolution agreement executed December 1, 1999 related to the acquisition of interest in certain properties in Wales, United Kingdom. The note is due on demand and accrues interest at an annual rate of 5%. The Company rents office space from Slovgold GesmbH and Slovgold GesmbH provides administrative services to the Company. For the fiscal year ended December 31, 1999, the Company charged Slovgold GesmbH $32,805 for expenses paid, for the fiscal year ended December 31, 2000, the Company charged $89,198 and was charged the sum of $40,449. These transactions resulted in a balance receivable from Slovgold GesmbH as at December 31, 2000 of $877,832. As at December 31, 2000, the Company determined that said receivable was impaired due to an uncertainty about its collectability and provided an allowance against said receivable in the amount of $844,778. As at December 31, 2001, Slovgold GesmbH paid expenses and provided services to the Company totaling $31,427, which reduced the balance due to the Company to $846,405 before the allowance for doubtful accounts of $844,778. Between January 1, 2002 and June 30, 2002, Slovgold GesmbH paid expenses and provided services to the Company in the amount of $11,468 and as of June 30, 2002, the parties agreed to offset the $365,276 note payable, with accrued interest payable to a Wolfgang Rauball and Slovgold GesmbH against the receivable from Slovgold GesmbH. The balance due from Slovgold GesmbH as of June 30, 2002, after partially reversing the bad debt and the recovery, was the sum of $469,661.

          During 1998, the Company made a five percent(5%) interest bearing advance to Oxbridge Ltd., a shareholder of the Company. The advance was in the form of an investment made in Intergold Corporation securities on behalf of Oxbridge Ltd. in the amount of $750,000. During 2000 the Company determined collection of the receivable was uncertain and provided a bad debt allowance of $750,000. The advance was due on demand, but was subject to a partial offset by a liability of Chemilabco BV, a subsidiary of Oxbridge Ltd. During July 1999, the Company executed a promissory note in the amount of $292,000 with Chemilabco BV The promissory note was due on demand and interest accrued at the rate of 5% per annum. After interest accruals and additional advances, the amount due to Chemilabco BV at June 30, 2002 was $339,460, which amount was offset against the impaired receivable resulting in a reversal of $339,460 of the bad debt allowance during the six months ended June 30, 2002. After offset, the balance due from Oxbridge was $410,540.

          During 1998, the Company exercised its right of assignment and sold 51% of its interest in Envigeo to EuroGas Inc. for $1,500,000. EuroGas, Inc. may have various common shareholders, and is controlled by common shareholders. After the sale, the Company held a 39% working interest.


                                17


        During 1998, Gotte Financial Consultants Ltd, a shareholder of the Company, paid $120,000 in concession fees to the Slovak Government on behalf of the Company relating to the Envigeo property. At June 30, 2002 the amount is due to Gotte on Demand and is unsecured.

        During the six months ended June 30, 2002, an Austrian subsidiary of EuroGas, Inc., a company related through common management and controlled by a common shareholder, paid $165,276 in concession fees relating to the Envigeo property. Of this amount, $60,000 and $82,638 represents the Company's portion of the concession fees that are due to EuroGas, Inc. During the years ended December 31, 2000 and 2001 EuroGas advanced $154,718 to the Company for payment of Austrian franchise taxes and other expenses. Additionally, EuroGas charged the Company for shared administrative fees. Amounts due to EuroGas were payable in Austrian shillings and are payable in Euro dollars after December 31, 2001. The Company has accrued interest at 5% and recognized foreign exchange gains and losses as a result of changing exchange rates. The balance is due on demand.

        The Company's president and a former president have paid expenses on behalf of the Company, which amounts remain unpaid to the officers. June 30, 2002 balances due to the officers were $7,968 and $13,519 due to Kurt Urabl and Hans Dietmann, respectively. The amounts are unsecured and due on demand. The amounts are denominated in Euro and vary in the financial statements due to changing exchange rates.


Item 8.   Description of Securities.

          The Company's authorized capital stock consists of 50,000,000 shares, par value $.001 per share. There are 11,300,000 Common Shares issued and outstanding as of the date of this filing.

           All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose


                                18


and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                            PART II

Item 1.   Market Price for Common Equity and Related Stockholder Matters.

               (a)  Market Price.

               The Company's common stock is currently traded on the National Quotation Bureau LLC System under the symbol "SIGR." The following table sets forth, for the periods indicated, the high and low closing bid prices for the common stock of the Company as reported on said system (or as may have been pre viously reported on the Over the Counter Bulletin Board System). The bid prices reflect inter-dealer quotations, do no include retail mark-ups, mark-downs or commissions, and do no necessarily reflect actual transactions.


                                19

            Date      Open     High Bid       Low Bid    Close
          ----------------------------------------------------
          12/31/99    1.375     2.500          0.625     1.505
          03/31/00    1.500     2.375          1.375     1.875
          06/30/00    2.375     2.375          1.125     1.410
          09/31/00    1.375     1.375          1.125     1.125
          12/31/00    1.000     1.000          0.750     0.750
          03/31/01    0.750     0.750          0.250     0.250
          06/30/01    0.150     0.200          0.150     0.200
          09/31/01    0.200     0.200          0.050     0.050
          12/31/01    0.040     0.040          0.040     0.040
          03/31/02    0.050     0.050          0.040     0.040
          06/30/02    0.130     0.250          0.150     0.250
          09/31/02    0.250     0.250          0.125     0.125


          On November 6, 2002, the high bid for the common stock of the Company was $0.10, and the low offer for the common stock of the Company was $0.25.

          The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the


                                20


rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

          For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

          For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

          (b)  Holders.

          There are eighteen (18) holders of record (including shares held by brokers-dealers in so-called "street name") of the Company's Common Stock. In 1987, the Company issued 5,000,000, as adjusted for the stock split, of its Common Shares for cash. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

          Pursuant to the Plan and Agreement of Reorganization, the Company issued 6,300,000 shares of its common stock to the shareholders of McCallan Oil & Gas, Ltd. or their designees. See Item 4 - Recent Sales of Unregistered Securities.

          As of the date of this registration statement, all of said issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then


                                21

outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

          (c)  Dividends.

          The Company has not paid any dividends to date, and has no plans to do so in the immediate future.



Item 2.   Legal Proceedings.

          There is no material litigation pending or threatened by or against the Company.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

          There have been no changes of accountants during the past two years and there have been no disagreements with the findings of any of the accountants.


Item 4.   Recent Sales of Unregistered Securities.

           On July 30, 1999, the Company issued 6,300,000 shares of its common stock ($.001 par value common stock) pursuant to the Plan and Agreement of Reorganization. Giving effect to transfers made by the parties to said Plan and Agreement of Reorganization to related parties and affiliates in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, the following individuals and/or entities became shareholders of the Company in connection with the closing under said Plan and Agreement of Reorganization.

                                22


                              Number of       Percentage
     Name of Shareholder      Shares          Ownership
     -------------------      -----------  ----------------------
                                              (Pre-    (Resulting
                                             closing)  Ownership)
                                             --------  ----------
     Bert Fels                    300,000      4.76%      2.65%
     Slovgold Gesmbh              520,000      9.84%      5.49%
     Gotte Financial Ltd.       1,264,000     20.06%     11.19%
     Thomas Kupferschmidt         110,000      1.75%       .97%
     Oxbridge Ltd.              1,085,000     17.22%      9.60%
     Wolfgang Rauball             465,000      7.38%      4.12%
     Sonanini Holdings          1,147,000     18.21%     10.15%
     Terra Mia Srl.               744,000     11.80%      6.58%
     Armando Ulrich               465,000      7.38%      4.12%
     Charles Wardle                50,000       .01%         -
     Hank Blankenstein             50,000       .01%         -
     Ted Budden                   100,000      1.59%       .88%
                                ---------    ------      -----
     TOTAL                      6,300,000    100.00%     55.75%


          All of the shares of Common Stock of the Company issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

           As of the date of this report, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

           In summary, Rule 144 applies to affiliates (that is, control persons) and non-affiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Non-affiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in
Section 2(11), if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.


                                23


     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or non-restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resale by non-affiliates.

     (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in
          Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

          (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


Item 5.   Indemnification of Directors and Officers.

          Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Delaware General Corporation Law, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.


                                24


          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                            PART F/S

Financial Statements.

          The following financial statements filed as a part of this report.

					25



               SIERRA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                     Page

     Report of Independent Certified Public Accountants               F-2

     Consolidated Balance Sheets as of June 30, 2002 (Unaudited)
      and December 31, 2001 and 2000                                  F-3

     Consolidated Statements of Operations for the Six Months
      Ended June 30, 2002 and 2001 (Unaudited) and for the Years
      Ended December 31, 2001 and 2000                                F-4

     Consolidated Statements of Shareholder's Deficit for
      the Years Ended December 31, 2000 and 2001 and for the
      Six Months Ended June 30, 2002 (Unaudited)                      F-5

     Consolidated Statements of Cash Flows for the Six Months
      Ended June 30, 2002  and 2001 (Unaudited) and for the
      Years Ended December 31, 2001 and 2000                          F-6

     Notes to Consolidated Financial Statements                       F-8



                                F-1


HANSEN, BARNETT & MAXWELL                         (801) 532-2200
A Professional Corporation                      Fax (801) 532-7944
CERTIFIED PUBLIC ACCOUNTANTS                5 Triad Center, Suite 750
                                            Salt Lake City, Utah 84180
                                                 www.hbmcpas.com




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and the Shareholders
  Sierra International Group, Inc.

We   have  audited  the  accompanying  consolidated  balance  sheets  of  Sierra
International Group, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sierra International Group, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 in the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities. At December 31, 2001, the Company has a working capital deficiency and a capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note
1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                 HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
October 7, 2002

                                F-2


                 SIERRA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                                                         December 31,
                                         June 30,   ------------------------
                                          2002         2001         2000
                                       -----------  -----------  -----------
                                        (Unaudited)

                                     ASSETS

Current Assets
 Cash                                   $       87  $        57  $         -
 Investment in securities available
   for sale                                  4,750       10,500       12,706
 Value added tax receivable                 11,410            -            -
 Other current assets                        3,111        2,823        2,243
                                       -----------  -----------  -----------
   Total Current Assets                     19,358       13,380       14,949
                                       -----------  -----------  -----------

Property and Equipment
 Unproved oil and gas properties --
  successful efforts method                      -            -        3,079
 Office equipment, net of accumulated
  depreciation
  of $2,515, $1,957 and
  $1,462, respectively                         829        1,387        1,882
                                       -----------  -----------  -----------
   Net Property and Equipment                  829        1,387        4,961
                                       -----------  -----------  -----------
Receivable from Related Parties,
  net of allowance for doubtful
  accounts of $880,201, $1,594,778
  and $1,594,778, respectively                   -        1,627       33,054
                                       -----------  -----------  -----------

Total Assets                           $    20,187  $    16,394  $    52,964
                                       ===========  ===========  ===========

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
 Bank overdraft                        $         -  $         -  $     9,589
 Accounts payable                          245,645      161,259      165,107
 Accrued liabilities                       291,206      271,720      213,719
 Notes payable to related parties          347,961      911,059      877,479
                                       -----------  -----------  -----------
   Total Current Liabilities               884,812    1,344,038    1,265,894
                                       -----------  -----------  -----------

Shareholders' Deficit
 Common stock, $0.0005 par value;
  100,000,000 shares authorized;
  11,300,000 shares issued and
  outstanding                                5,650        5,650        5,650
 Additional paid-in capital              1,269,507    1,269,507    1,269,507
 Unrealized loss on securities
  available for sale                        (5,750)           -            -
 Accumulated deficit                    (2,134,032)  (2,602,801)  (2,488,087)
                                       -----------  -----------  -----------
   Total Shareholders' Deficit            (864,625)  (1,327,644)  (1,212,930)
                                       -----------  -----------  -----------
Total Liabilities and Shareholders'
  Deficit                              $    20,187  $    16,394  $    52,964
                                       ===========  ===========  ===========

    The accompanying notes are an integral part of these consolidated financial statements.

                                F-3


                SIERRA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                      For the Six Months     For the Years Ended
                                        Ended June 30,           December 31,
                                    ----------------------  -----------------------
                                       2002        2001        2001        2000
                                    ----------  ----------  ----------  -----------
                                    (Unaudited)

Revenue                             $        -  $        -  $        -  $         -

Operating costs and expenses
 Exploration costs                      82,638           -           -           -
 General and administrative expense     60,483      84,017     102,380      344,832
 Depreciation expense                      295         294         588        6,777
 Impairment of unproved oil and
  gas property                               -           -       3,079      243,750
 Impairment of receivable from
  related parties                            -           -           -      844,778
 Impairment of receivable
   from shareholder                          -           -           -      750,000
 Loss on non-marketable securities           -           -       2,206      112,883
 Loss on disposal of property and
   equipment                                 -           -           -       15,750
 Interest expense                       20,063      18,813      37,512       47,119
                                    ----------  ----------  ----------  -----------
   Total Operating costs and
    expenses                           163,479     103,124     145,765    2,365,889
                                    ----------  ----------  ----------  -----------

 Foreign currency exchange gain
  (loss), net                          (82,329)    147,353      31,051      154,824
 Interest income                             -           -           -       10,322
 Recovery of receivables from
   related parties and shareholder     714,577           -           -            -
                                    ----------  ----------  ----------  -----------

Net Income (Loss)                   $  468,769  $   44,229  $ (114,714) $(2,200,743)
                                    ==========  ==========  ==========  ===========
Basic Income (Loss) Per
 Common Share                       $     0.04  $     0.00  $    (0.01) $     (0.19)
                                    ==========  ==========  ==========  ===========
Basic Weighted-Average Common
 Shares Outstanding                 11,300,000  11,300,000  11,300,000   11,300,000
                                    ==========  ==========  ==========  ===========

    The accompanying notes are an integral part of these consolidated financial statements.

                                F-4



                SIERRA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                    Unrealized Loss
                                    Common Stock        Additional  on Securities                  Total
                              ------------------------   Paid-in      Available    Accumulated  Shareholders'
                                 Shares      Amount      Capital      for Sale       Deficit      Deficit
                              -----------  -----------  -----------  -----------  ------------  ------------
Balance - December 31, 1999    11,300,000  $     5,650  $ 1,269,507  $         -  $   (287,344) $    987,813

Net loss for the year ended
 December 31, 2000                      -            -            -           -     (2,200,743)   (2,200,743)
                              -----------  -----------  -----------  -----------  ------------  ------------

Balance - December 31, 2000    11,300,000        5,650    1,269,507            -    (2,488,087)   (1,212,930)

Net loss for the year ended
 December 31, 2001                      -            -            -            -      (114,714)     (114,714)
                              -----------  -----------  -----------  -----------  ------------  ------------

Balance - December 31, 2001    11,300,000        5,650    1,269,507            -    (2,602,801)   (1,327,644)

Unrealized loss on securities
 available for sale
 (unaudited)                            -            -            -       (5,750)            -        (5,750)

Net income for the six months
 ended June 30, 2002
 (unaudited)                            -            -            -            -       468,769       468,769

Comprehensive income
(unaudited)                             -            -            -            -             -       463,019
                              -----------  -----------  -----------  -----------  ------------  ------------

Balance - June 30, 2002
  (Unaudited)                  11,300,000  $     5,650  $ 1,269,507  $    (5,750) $ (2,134,032) $   (864,625)
                              ===========  ===========  ===========  ===========  ============  ============

       The accompanying notes are an integral part of these consolidated financial statements.

                                    F-5


                 SIERRA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      For the Six Months     For the Years Ended
                                        Ended June 30,           December 31,
                                    ----------------------  -----------------------
                                       2002        2001        2001        2000
                                    ----------  ----------  ----------  -----------
                                    (Unaudited)
Cash Flows From Operating Activities
 Net income (loss)                 $  468,769  $   44,229  $ (114,714) $(2,200,743)
 Adjustments to reconcile net
  income (loss) to cash used by
  operating activities:
    Loss on disposition of assets           -           -           -       15,750
    Impairment loss on securities
     at cost                                -           -       2,206      112,883
   Impairment (recovery) of
    receivables from related
    party and shareholder            (714,577)          -           -    1,594,778
    Impairment of unproved oil
     and gas property                       -           -       3,079      243,750
   Depreciation expense                   295         294         588        6,777
   Expenses paid by shareholder        11,468      10,268      31,427            -
   Exploration costs paid by
    related party                      82,638           -           -            -
    Compensation as a reduction
     of receivable from related
     party                                  -           -           -       98,607
    Foreign currency exchange
     (gain) loss                       82,329    (147,353)    (31,051)    (154,824)
    Interest on notes payable
     to related parties                19,737      14,399      33,973       28,810
    Changes in operating assets
     and liabilities:
      Taxes receivable                (10,315)          -           -            -
      Other current assets                 43      (5,388)       (721)       2,768
      Accounts payable and
       accrued liabilities             47,375      93,516      82,869      145,489
                                   ----------  ----------  ----------  -----------
    Net Cash Provided by (Used in)
     Operating Activities             (12,238)      9,965       7,656     (105,955)
                                   ----------  ----------  ----------  -----------

Cash Flows From Investing Activities
  Advances to related parties               -           -           -     (136,129)
                                   ----------  ----------  ----------  -----------
    Net Cash Used In Investing
     Activities                             -           -           -     (136,129)
                                   ----------  ----------  ----------  -----------

Cash Flows From Financing Activities
 Payments on capital lease
  obligations                               -           -           -      (24,234)
 Decrease in bank overdraft                 -      (9,117)     (9,117)     (45,883)
 Proceeds from borrowing from
  related parties                      12,275           -         111      275,985
                                   ----------  ----------  ----------  -----------
    Net Cash Provided By
     Financing Activities              12,275      (9,177)     (9,006)    205,868
                                   ----------  ----------  ----------  -----------

Effect of Exchange Rate Changes
 on Cash                                    (7)       (559)      1,407       36,212
                                    ----------  ----------  ----------  -----------

Net Increase (Decrease) in Cash             30         289          57           (4)

Cash at Beginning of Period                 57           -           -            4
                                    ----------  ----------  ----------  -----------

Cash at End of Period               $       87  $      289  $       57  $         -
                                    ==========  ==========  ==========  ===========

                                                             (Continued)

    The accompanying notes are an integral part of these consolidated financial statements.

                                 F-6




                 SIERRA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (CONTINUED)


                                      For the Six Months     For the Years Ended
                                        Ended June 30,           December 31,
                                    ----------------------  -----------------------
                                       2002        2001        2001        2000
                                    ----------  ----------  ----------  -----------
                                    (Unaudited)

Supplemental Cash Flow Information
  Cash paid for interest            $        -  $      108  $      175  $    14,230
                                    ==========  ==========  ==========  ===========

Supplemental Disclosure of Noncash Investing and Financing Activities

During the six months ended June 30, 2002, the Company offset $339,460  of
notes   receivable  from  a  shareholder  and  offset  $365,276  of  notes receivable  from  a related party by notes payable to related  parties.


During 2000 a capital lease obligation of $18,553 was satisfied upon payment of $1,893 and upon return of a leased vehicle with a cost of $42,303 and accumulated depreciation of $16,913.


    The accompanying notes are an integral part of these consolidated financial statements.

                                F-7


        SIERRA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information with Respect to June 30, 2002 and for the Six Months Ended
                  June 30, 2002 and 2001 is Unaudited)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - McCallan Oil & Gas GesmbH was organized as an Austrian limited liability company on April 24, 1997 by McCallan Oil & Gas Ltd. (Kingstown, St Vincent W.I.) for the purpose of investing in oil and gas property interests, other property interests and production of oil and gas and other minerals. McCallan Oil & Gas Ltd. also organized McCallan Oil & Gas (UK) Limited on
November  10,  1998 for the same purposes. McCallan Oil & Gas  Ltd.  was  formed solely as a holding company and had no operations that are relative to the accompanying financial statements. On July 30, 1999, McCallan Oil & Gas GesmbH and McCallan Oil & Gas (UK) Limited entered into a reorganization agreement with Sierra Idea Capital Corporation, a publicly held Delaware corporation, ("Sierra") whereby McCallan Oil & Gas GesmbH and McCallan Oil & Gas (UK) Limited were transferred to and became subsidiaries of Sierra in exchange for the issuance of 6,300,000 shares of Sierra common stock to the McCallan Oil & Gas Ltd. shareholders. Sierra had no assets, liabilities or operations and had 5,000,000 common shares outstanding prior to the date of the agreement. On October 4, 1999, Sierra Idea Capital Corp. changed its name to Sierra International Group, Inc.

The agreement was accounted for as the reorganization of McCallan Oil and Gas GesmbH and McCallan Oil & Gas (UK) Limited and the issuance of 5,000,000 common shares to the Sierra shareholders. Those shares were recorded at zero, which was the fair value of the monetary assets held by Sierra at the date of reorganization. The 6,300,000 shares of common stock issued in the transaction were accounted for in a manner similar to a stock split. The financial statements were restated for the effects of the stock split.

Principles of Consolidation - The accompanying consolidated financial statements include operations and balances of Sierra from the date of the reorganization1 and the operations and balances of McCallan Oil & Gas GesmbH and McCallan Oil & Gas (UK) Limited for all periods presented. These entities are collectively referred to as the "Company." Intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations - From its inception on April 24, 1997, the Company acquired certain oil and gas interests in Slovakia and sold a majority thereof to EuroGas, Inc., a company related to the Company by common shareholders and management, invested in coal-bed methane gas property in South Wales and purchased a minority interest in Intergold Corporation, a Nevada corporation attempting to explore for gold in Idaho. The Company's operations to date have been limited to the evaluation, acquisition, and disposition of the above mentioned property interests as well as other investments. During 1999, the investment in Intergold Corporation was impaired and charged to operations, and a dissolution agreement was reached related to the South Wales property whereby the interest reverted back to the original owner.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Statements - The accompanying consolidated financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 have been prepared by management and are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments except as explained herein) have been made to present fairly the


                                F-8


financial position, results of operations and cash flows for the periods presented. The results of operations for the six-month period ended June 30, 2002 are not necessarily indicative of the operating results to be expected for the full year.

Business Condition - Through the activities explained above, the Company has an accumulated deficit of $2,602,801 and $2,134,032 as of December 31, 2001 and June 30, 2002, respectively. It has suffered losses from operations and negative cash flows from operating activities during the the years ended December 31, 2000 and 2001 and during the six months ended June 30, 2002. The Company has no ongoing or planned sources of revenue and has impaired substantially all of its investments. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern. Management plans to finance operations through issuance of debt or additional equity securities, the realization of which is not assured.

Foreign Currency Transactions - The Company conducts its operations in United States dollars and the United States dollar is therefore its functional currency. Transactions and balances denominated in other currencies have been translated into United States dollars using historical exchange rates. Foreign currency exchange gains and losses are included in the results of operations.

Oil and Gas Properties - The successful efforts method of accounting is used for oil and gas exploration and production activities. Costs incurred to purchase, lease, or otherwise acquire a property (whether unproved or proved) are capitalized when incurred. All costs for development of wells and related equipment and facilities are capitalized. The costs of drilling exploratory wells are capitalized pending determination of whether the wells have found proved reserves. The costs of wells that have found proved reserves will remain capitalized. All other exploratory wells and costs, including geological and geophysical costs, and costs of carrying and retaining unproved properties are charged to expense as incurred.

Long-lived assets, including proved and unproved oil and gas properties are assessed periodically for recoverability by comparing their carrying values to estimated undiscounted future net cash flows. If an asset is not recoverable, an impairment loss is recognized and measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is determined by the estimated discounted future net cash flows and any resulting provision for impairment is charged to expense. Proved and unproved oil and gas properties are tested for impairment on an individual field or concession basis.

Depreciation and depletion (including provisions for future abandonment and restoration costs) of all capitalized costs of proved oil and gas producing properties will be recognized as expense using the unit-of-production method by individual fields as the proved developed reserves are produced.

Gains or losses from sale of unproved oil and gas properties are recognized in operations in the period sold, taking into consideration the amount of any impairment previously recognized. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Financial Instruments - The carrying amount of the financial instruments of the Company are considered to be reasonable approximations of their fair values except for receivable from related parties and notes payable to related parties for which it is not practicable to estimate fair value.


                                F-9

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences in the balances of existing assets and liabilities on the Company's financial statements and their respective tax bases and attributable to operating loss carry forwards, computed at enacted tax rates when such amounts are expected to be realized or settled.

Office Equipment - Office equipment is stated at cost. Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition, the costs and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which are three to five years.

Income (Loss) Per Common Share - Basic income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period.

Political Risk - The Company has interests in property in Eastern Europe, which are subject to political instability, changes in governments, unilateral re-negotiation of concessions and contracts, nationalization, foreign exchange restrictions and other uncertainties.

NOTE 2 - INVESTMENT IN OIL AND GAS PROPERTY INTERESTS

Maseva  Property - During 1998, the Company obtained a 10% interest in  an  oil and gas concession in Slovakia for a $3,079 cash payment. As a result of the Company's periodic assessment of its properties, an impairment loss of $3,079 was recognized during 2001 relating to the Company's Maseva property. During August 2002, the Company's majority partner in the Maseva property failed to make a required concession payment to the Slovak government and the concession rights may have been terminated.

TerrOnne Property - During 1999, the Company entered into agreements with TerrOnne Petroleum Corporation ("TerrOnne") whereby the Company was to pay
TerrOnne $850,000 and TerrOnne was to develop ten oil wells on property in Louisiana on which TerrOnne had exploration and development rights and deliver the completed wells to the Company. The Company paid $243,750 of the purchase price to TerrOnne for the interest in the property. However, during 2000 TerrOnne and the Company mutually terminated their agreements and the Company recorded an impairment of unproved oil and gas property during 2000 for the $243,750 paid to date for the project.

Envigeo - During 1998, the Company entered into a Confidentiality and Secrecy Agreement with Envigeo s.r.o. ("Envigeo") whereby Envigeo represented that it held certain concession rights for the exploration of hydrocarbon products in the Sabinov area of the Paleogene Basin in Slovakia. The parties entered into a joint venture agreement under which Envigeo Trade s.r.o., a Slovak company ("Envigeo Trade"), was organized. Envigeo transferred its concession rights and interest in the property to Envigeo Trade in exchange for a 10% carried interest in Envigeo Trade. In exchange for the Company's commitment to provide further funding for the exploration and development phases of the property, the Company received a 90% working interest in Envigeo Trade. Envigeo Trade was designated the operator of the joint venture. The Company held a majority of the seats on the Envigeo Trade advisory board. The Company was granted the right to assign its rights to a reputable third party actively involved in the natural resources business.

                                F-10


During 1998, the Company exercised its right of assignment and sold 51% of its interest in Envigeo Trade to EuroGas, Inc., a related party by virtue of common management with the Company, for $1,500,000 and the Company recorded a gain on the sale of the unproved property of $1,500,000. After the sale, the Company holds a 39% working interest in the property, which is carried at zero cost. In connection with the sale of the interest, EuroGas, Inc. paid $120,000 to Envigeo on behalf of the Company during 1998 for payment to the Slovak government to retain and hold the concession. During January and March 2002 EuroGas, Inc. paid $165,276 to retain and hold the concession. Under the successful efforts method of accounting, the Company's share of the cost to hold unproven properties of $60,000 and $82,638 was charged to exploration costs during 1998 and the six months ended June 30, 2002, respectively.

U.K. Gas - During 1998, Slovgold GesmbH, an Austrian company with common management and a shareholder of the Company, transferred to the Company all of its rights and obligation relating to drilling and development agreements for petroleum interests in certain properties in Wales, United Kingdom with U.K. Gas Limited. The Company thereby agreed to fund certain drilling and completion obligations in order to earn a 75% working interest during the payout period and a 55% working interest after the payout period. The Company acknowledged and agreed that it would drill five wells at selective sites on the licensed area. The transferred interest in the property was accounted for at its historical cost to Slovgold. Certain amounts paid by Slovgold and other entities were recorded as capital contributions to the Company during 1998 and 1999.

On December 1, 1999, a dissolution agreement was reached with Slovgold and the above-mentioned agreements were dissolved with all rights and obligations reverting back to Slovgold to the same extent as originally purchased. Pursuant to the dissolution agreement, the Company recorded a note receivable of $796,278 from Slovgold for costs incurred up to the date of the dissolution agreement related to the Wales property. See Note 4 for additional information on the note receivable. The transfer of the property interests to Slovgold was accounted for as a distribution of mineral interests to a shareholder and was recorded at historical cost of $1,343,874 during 1999.

NOTE 3 - INVESTMENTS IN SECURITIES

Securities at Cost - During 1998 the Company purchased Intergold Corporation Preferred A Stock. Intergold Corporation was attempting to explore for gold in Idaho. The Company paid $750,000 for the Preferred A Stock, which was convertible into Intergold common stock. Because there was no market for the Preferred A Stock the investment was carried at its historical cost. During 1999 the fair value of the underlying Intergold common stock substantially decreased in value and the Company determined its investment was impaired. The Company recorded a charge of $750,000 to operations during 1999 for the impairment.

On January 27, 2000, the Company entered into an agreement with Epic Energy, Inc. ("Epic") whereby the Company agreed to purchase 4,500,000 common shares of Epic for $312,000. Epic is a Canadian public company engaged in oil and gas exploration, development and production in the Ukraine. Under the terms of the agreement the Company was required to pay $104,000 upon the execution of the agreement. The agreement required that the transaction be completed on or before February 15, 2000. In accordance with the agreement, Mr. Wolfgang Rauball, the principal shareholder of the Company, paid $104,000 to Epic on behalf of the Company on February 4, 2000. The Company did not fulfill the remaining terms of the agreement by the deadline and the deposit and the investment were forfeited. The loss was included in loss or non-marketable securities during 2000.

Investment in Securities Available for Sale - On February 24, 1998, the Company received 50,000 shares of EuroGas, Inc. common stock as satisfaction of a receivable from a former employee. The shares were recorded at cost of $97,220. From 1998 through December 31, 2001, the market value of the stock declined substantially and management determined at certain times that the declines were


                                F-11


other-than-temporary. Accordingly, the Company recognized an impairment charge of $75,631 prior to 2000, and $2,206 and $8,883 during the years ended December 31, 2001 and 2000, respectively. The investments in securities available for sale are carried at market value with unrealized losses included in other comprehensive income. The investment in securities consisted of the following:

                                                     December 31,
                                      June 30,   -------------------
                                        2002       2001       2000
                                      --------   --------   --------
     Original Investment              $ 97,220   $ 97,220   $ 97,220
     Impairment losses recognized      (86,720)   (86,720)   (84,514)
     Cost                               10,500     10,500     12,706
     Gross unrealized losses            (5,750)         -          -
                                      --------   --------   --------
     Estimated Fair Value             $  4,750   $ 10,500   $ 12,706
                                      ========   ========   ========

NOTE 4 - RECEIVABLE FROM RELATED PARTIES

As further discussed in Note 2, the Company transferred its interest in the Wales property during 1999 to Slovgold GesmbH, a company owned by a principal shareholder of the Company (Slovgold), in exchange for a note receivable in the amount of $796,278. The note was due on demand and bore interest at five percent per annum. The Company rents office space from Slovgold and Slovgold provides administrative services to the Company. During 1999, the Company charged Slovgold $32,805 for expenses paid for Slovgold.

During 2000, the Company charged Slovgold $89,198 for expenses paid for Slovgold and Slovgold charged the Company $40,449 for rent, bookkeeping and other services paid for or provided to the Company. These transactions resulted in a balance receivable from Slovgold at December 31, 2000 of $877,832. At December 31, 2000, the Company determined that the receivable from Slovgold was impaired due to uncertain collectability and provided an allowance against the receivable in the amount of $844,778.

During 2001, Slovgold paid expenses of $31,427 on behalf of the Company, which reduced the balance due from Slovgold to $846,405 before the allowance for doubtful accounts of $844,778. During the six months ended June 30, 2002, Slovgold paid expenses and provided services to the Company in the amount of $11,468. Slovgold and the Company agreed to offset $365,276 of notes payable and accrued interest payable to Wolfgang Rauball and Slovgold (see Note 5) against the receivable from Slovgold. Accordingly, the balance due from Slovgold at June 30, 2002 was $469,661. As a result of the reduction in the receivable in 2002, the Company reversed $375,117 of the bad debt allowance as a recovery of the impairment recognized in 2000. The resulting bad debt allowance after the recovery was $469,661, the balance receivable from Slovgold at June 30, 2002.

During 1998, the Company sold non-marketable securities to Oxbridge Ltd., a shareholder of the Company, for an interest bearing receivable from Oxbridge in the amount of $750,000. The advance was due on demand and bore interest at 5% per annum. During the year ended December 31, 2000, the Company determined that the receivable was uncollectable and provided a bad debt allowance against the receivable in the amount of $750,000 with a corresponding charge to operations. During the six months ended June 30, 2002, Oxbridge and the Company agreed to offset $339,460 due to Chemilabco B.V., a subsidiary of Oxbridge (see Note 5) against the receivable from Oxbridge. Accordingly, the balance due from Oxbridge at June 30, 2002 was $410,540 after the offset. As a result of the reduction in the receivable in 2002, the Company reversed $339,460 of the bad debt allowance as a recovery of the allowance recognized in 2000. The remaining bad debt


                                F-12


allowance was $410,540 after the recovery, the balance receivable from Oxbridge at June 30, 2002. The balance remains due from Oxbridge Ltd, including interest. However, interest is not being accrued due to the impairment loss recognized.

In 1999, the Company paid for flight training for Kurt Urabl, a prior managing director of the Company. On April 29, 1999, Kurt Urabl signed a promissory note payable to the Company for the repayment of these expenses. The note is for $34,088 and was payable to the Company within one year. During 1999, the Company recognized an impairment loss for the balance of the note. Additionally, the Company owes $7,121 to Kurt Urabl for unpaid wages prior to his termination. The amount payable is in dispute.

NOTE 5 - NOTES PAYABLE TO RELATED PARTIES

At various times through June 30, 2002, the Company borrowed money from Wolfgang Rauball, a principal shareholder of the Company, in order to meet current operating expenses. These amounts were due on demand and bore interest at five percent per annum. Mr. Rauball paid expenses on behalf of the Company for the investment in Epic (see Note 2), Austrian franchise taxes and other expenses. Advances during the years ended December 31, 1999, 2000, 2001 and the six months ended June 30, 2002 were $121,926, $191,659, $20,120, and none, respectively.
Interest accrued on the note payable was $9,819 during 2000, $13,409 during 2001 and $8,343 during the six months ended June 30, 2002. The balance at June 30, 2002 of $365,276 including accrued interest was offset against the receivable from Slovgold, as discussed further in Note 4.

During July 1999, the Company executed a promissory note in the amount of $292,000 payable to Chemilabco B.V., a subsidiary of Oxbridge Ltd., for cash advances to the Company. The note was due on demand and bore interest at five percent per annum. During the year ended December 31, 2000, Chemilabco B.V. advanced the Company an additional $14,000. Interest accrued on the note in the amount of $13,460, $12,350 and $7,650 during the years ended December 31, 2000 and 2001 and during the six months ended June 30, 2002, respectively. At June
30, 2002, the balance of $339,460 was offset against the receivable from Oxbridge, as further discussed in Note 4.

During 1998, Gotte Financial Consultants Ltd, a shareholder of the Company, paid $120,000 in concession fees relating to the Envigeo property. The amount is due on demand and is unsecured.

During 1998 and during the six months ended June 30, 2002, an Austrian subsidiary of EuroGas, Inc., a company related through common management and controlled by a common shareholder, paid $120,000 and $165,276, respectively, in concession fees relating to the Envigeo property. Of these amounts, $60,000 and $82,638 represents the Company's portion of the concession fees that are due to EuroGas, Inc. During the six months ended June 30, 2002, EuroGas advanced
$111,278 to the Company for payment of Austrian franchise taxes and other expenses. Additionally, EuroGas charged the Company for shared administrative fees. Amounts due to EuroGas were payable in Austrian shillings and are payable in Euro dollars after December 31, 2001. The Company has accrued interest at 5% and recognized foreign exchange gains and losses as a result of changing exchange rates. The balance is due on demand.


                                F-13


Period-end balances of the notes payable to related parties together with accrued interest and the effect of exchange rate changes were as follows:

                                                           December 31,
                                          June 30,    ---------------------
                                            2002        2001       2000
                                          ---------   ---------   ---------
 Wolfgang Rauball                         $       -   $ 356,933   $ 323,404
 Chemilabco BV                                    -     331,810     319,460
 Gotte Financial Consultants, Ltd.          120,000     120,000     120,000
 EuroGas, Inc.                              206,474      95,196     107,045
 Kurt Urabl, unsecured, non-interest
  bearing, due on demand.                     7,968       7,120       7,570
 Hans Dietmann, unsecured, non-interest
  bearing, due on demand                     13,519           -           -
                                          ---------   ---------   ---------
  Total Notes Payable to Related Parties  $ 347,961  $ 911,059   $ 877,479
                                          =========  =========   =========

NOTE 6 - ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of unrealized loss of $5,750 on securities available for sale at June 30, 2002, and none at December 31, 2001 and 2000.

NOTE 7 - COMMITMENTS

Leases - In July 1998, the Company entered into a capital lease, expiring July 2003, with an automobile leasing company for the lease of an automobile. On October 31, 2000, the lease was terminated and the lease obligation of $18,553 was satisfied by paying $8,913 and returning the leased vehicle. The corresponding asset of $42,303 and accumulated depreciation of $16,913 were removed resulting in a loss on disposal of capital lease of $15,750.

The Company leases office space and shared facilities from a related party on a month-to-month basis. Rent expense was $4,084, $12,746 and $8,038 for the six months ended June 30, 2002 and for the years ended December 31, 2001 and 2000, respectively.

                                F-14



                           PART III



Item 1.  Exhibit Index

                                                       Sequential
No.                                                     Page No.

     (3)  Articles of Incorporation and Bylaws

          3.1    Articles of Incorporation, as amended      __

          3.2    Bylaws                                     __




     (10) Contracts.

                 Confidentiality and Secrecy Agreement dated
                 November 13, 1996 between Envigeo and McCallan
                 Oil and Gas Ltd.


                                26



                            SIGNATURES AND CERTIFICATIONS

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 5 , 2002        SIERRA INTERNATIONAL GROUP, INC.



                                   By: /s/ Hans D. Dietmann
                                      ---------------------
                                      Hans D. Dietmann
                                      President


                                27




                                   CERTIFICATION


I, Hans D. Dietmann, certify that:

1. I have reviewed this annual and periodic report on Form 10 SB of Sierra International Group, Inc.;

2. Based on my knowledge, this annual and periodic report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual and periodic report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual and periodic report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual and periodic report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual and periodic report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 45 days prior to the filing date of this annual and periodic report (the "Evaluation Date"); and

     c) presented in this annual and periodic report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee


                                28


of registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual and periodic report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





November 5, 2002                         /s/ Hans D. Dietmann
                                         _______________________
                                         HANS D. DIETMANN
                                         Chief Executive Officer


                                28




                                   CERTIFICATE




I, Hank Blankenstein, certify that:

1. I have reviewed this annual and periodic report on Form 10 SB of Sierra International Group, Inc.;

2. Based on my knowledge, this annual and periodic report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual and periodic report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual and periodic report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual and periodic report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual and periodic report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 45 days prior to the filing date of this annual and periodic report (the "Evaluation Date"); and

     c) presented in this annual and periodic report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual and periodic report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



November 5, 2002                       /s/  Hank Blankenstein
                                       _________________________
                                       Hank Blankenstein
                                       Chief Financial Officer


                                29